INTERNATIONAL TOWER HILL MINES LTD.

#507 – 837 West Hastings Street

Vancouver, BC    V6C 3N6

Tel:  (604) 685-1017

Fax:  (604) 685-5777

August 26, 2004  – International Tower Hill Mines Ltd. (TSX: ITH, OTC BB: ITHMF, www.towerhillmines.com) wishes to advise that it has completed its Spring 2004 diamond drill program on its 100% owned Siwash Property in south central British Columbia.  The Siwash Property is located in close proximity to both Brenda Mines Ltd. (copper and molybdenum production) and Almaden Minerals Ltd. (gold production) mineral projects.

The 2004 diamond drill program extended the CU/AU bearing horizon to the south and north between sections 52+00E and 62+00E.  A total of 1013 metres were drilled in 5 holes in the same areas as the last four diamond drill programs.  50 metres of meta-volcanics were intersected.  This favourable horizon was cut out by intrusives of quartz-feldspar-porphyry over 203 metres while granodiorite was intersected in 738 metres of the total 1013 metres drilled.  Nine of the 153 samples assayed contained more than 0.010 ppm gold and four samples contained more than 1000 ppm copper.  The weighted average of these gold assays over 9.6 metres was 1.547 ppm (note assays are not contiguous), which is equal to 1.547 grams per tonne.  Zinc assays averaged 1.131 ppm or 0.113 per cent with several assays carrying values between 1.0 percent to a maximum of 7.71 percent.  During this diamond drill program, the Company instigated the staking of ninety-nine more units to the east of and contiguous to the present Siwash property.  Future plans include the investigation of the area by an airborne mag/em program to be followed by drilling of the more favourable locations indicated.

About International Tower Hill Mines Ltd.

The Company is in the business of acquiring, exploring and evaluating mineral properties, and either joint venturing or developing these properties further or disposing of them when the evaluation is completed.  The Company is currently in various exploration stages and has interests in properties in British Columbia (Siwash Silver Leases), Canada.

FOR FURTHER INFORMATION:

International Tower Hill Mines Ltd.

Mr. Anton Drescher, President

Tel: (604) 685-1017

Web site:  www.towerhillmines.com

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.